SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013 (Report No. 9)

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K ITEM

The GAAP financial statements in this Form 6-K of the registrant are incorporated by reference into the registration statements on Form F-3 (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333-171507) and the registration statements on Form S-8 (numbers 333-101491, 333-116429, 333-128106, 333-140786, 333-149034, 333-149575, 333-173075 and 333-179306) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD.
(Registrant)

By:	/s/ Ofer Tziperman
Ofer Tziperman
Chief Executive Officer

Date: November 26, 2013

Press Release

For Immediate Release

OTI Reports Third Quarter 2013 Financial Results

Adjusted EBITDA from Continuing Operations Totaled $3.0 Million

Rosh Pina, Israel – November 26, 2013 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global leader in cashless payment solutions based on contactless transactions and near-field communication (NFC), reported financial results for the third quarter ended September 30, 2013.

Q3 2013 Operational Highlights

•
Signed a definitive agreement to sell its SmartID division to SuperCom Ltd. Following a successful due diligence process by SuperCom, OTI will receive $10 million in secured cash after the closing, with an additional $12.5 million subject to performance-based milestones. Accordingly, SmartID results and cash flows for the third quarter ended September 30, 2013 are presented separately in the statement of operations and statement of cash flows as discontinued operations.

•
Received follow-on orders for commercial quantities of EasyFuel Plus from Tokheim, a leading global provider of fuel dispensing and automation equipment. EasyFuel Plus equipment for Tokheim has been supplied to more than 250 locations, which includes more than 1,000 nozzles and 7,500 vehicles to date.

•
U.S. District Court for the Southern District of New York denied T-Mobile USA’s request for reconsideration of the claim construction (Markman) decision in OTI’s patent infringement lawsuit alleging that NFC-enabled phones sold by T-Mobile USA infringe OTI’s U.S. Patent No. 6,045,043.

•
Divested the operations of Parx France, a distributor of EasyPark electronic parking solutions in French speaking markets for OTI’s subsidiary, Parx Ltd. The divestiture is expected to reduce OTI’s operating expenses by more than $800,000 annually, while allowing Parx Ltd. to continue selling OTI’s patented EasyPark solutions through Parx France under new ownership in diverse European markets and the opportunity to share future profits.

•
Shlomi Eytan was appointed to the new position of chief sales and marketing officer. Eytan is applying more than 15 years’ experience managing sales organizations to accelerate global sales of OTI’s contactless and NFC products.

•
Several members of OTI’s board of directors purchased OTI common stock in the open market (per Rule 10b5-1 plans executed in June 2013 and/or during open trading windows per OTI’s insider trading policy). Including additional purchases made subsequent to the end of the third quarter, totaling approximately 985,152 shares as of November 19, 2013.

Q3 2013 Financial Highlights

•
Revenues in the third quarter of 2013 increased 27% to $6.8 million from $5.3 million in the same year-ago period. The increase was primarily driven by a 133% increase in payment products revenues from NFC readers sold to the U.S. market, as well as the expansion of company’s mass transit projects in Poland.

•	Gross margin in the third quarter of 2013 was 46.5% compared to 53.5% in the third quarter of 2012.

•
Operating expenses in the third quarter of 2013 totaled $733,000 compared to $5.5 million in the same year-ago period. Operating expenses in Q3 2013 were offset by $4.3 million other operating income mainly due to a write-off of provision for former employees termination following a settlement during the quarter. Excluding the other operating income, operating expenses declined $467,000 or 8.5% to $5.0 million, with the decrease primarily attributable to lower headcount and reduced management costs compared to the year-ago period.

•
Net income from continuing operations in the third quarter of 2013 totaled $2.1 million or $0.06 per share versus a net loss of $2.6 million or $(0.08) per share in the same period last year. The improvement was due to the $4.3 million in other operating income, as well as increased revenues and reduced operating expenses.

•
Adjusted EBITDA from continuing operations in the third quarter of 2013 totaled $3.0 million, an improvement from an adjusted EBITDA loss from continuing operations of $2.2 million in the third quarter of 2012 (see discussion about the presentation of adjusted EBITDA from continuing operations, a non-GAAP term, below).

•	Cash and cash equivalents, and short-term investments at September 30, 2013 totaled $9.7 million.

Management Commentary
“We are encouraged by our performance in the third quarter as it reflects our continued focus on adding new customers, establishing key relationships, and effectively penetrating target markets,” said Ofer Tziperman, OTI’s CEO. “Our continued successful execution was demonstrated by several key wins, including multiple purchase orders for EasyFuel Plus, as well as a recent $10 million purchase contract from one of our U.S. channel partners for NFC readers.”

“The $10 million contract represents the largest single reader win for our company, and is the result of OTI’s strategic shift to focus on building our core cashless payment solutions and NFC technology business. This win also reveals increasing traction for greater adoption of NFC. In fact, we have doubled the number of readers we have shipped globally to-date, and expect total shipments to surpass 110,000 units this year. We’re confident the adoption of our patented NFC solutions will continue to expand over the months and years ahead.”

“Altogether, our expectations for the future remain high as we build upon the momentum we’ve established and see a widening pipeline of growth opportunities, particularly within our new customer and partner relationships.”

Conference Call
OTI will hold a conference call today (November 26, 2013) at 10:30 a.m. Eastern time to discuss these results. The company's CEO Ofer Tziperman and CFO Shay Tomer will host the presentation, followed by a question and answer period.

To participate, please dial the appropriate number 5-10 minutes prior to the start time and ask for the On Track Innovations conference call.

U.S. dial-in: 1-877-941-1427
International dial-in: 1-480-629-9664
Conference ID: 4649642

The conference call will be broadcast simultaneously and available for replay via the investor section of the company's website at www.otiglobal.com.

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Liolios Group at 1-949-574-3860.

A replay of the call will be available after 1:30 p.m. Eastern time on the same day through December 26, 2013.

U.S. replay dial-in: 1-877-870-5176
International replay dial-in: 1-858-384-5517
Replay ID: 4649642

Adoption of U.S. Generally Accepted Accounting Principles (GAAP) Standards
Due to the changes in the composition of the company’s board of directors, including the election of eight new U.S. directors on December 30, 2012, the company no longer qualifies as a “Foreign Private Issuer” as of June 30, 2013, and will be required to report as a domestic issuer commencing on January 1, 2014. As reported on May 31, 2012 and effective as of January 1, 2012, the company adopted International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board. However, as a domestic issuer, the company will no longer be entitled to prepare its financial results in accordance with IFRS. Therefore, the company has adopted US GAAP for the fiscal year ended December 31, 2012 and thereafter.

It should be noted that the financial results for the periods ended March 31, 2012, June 30, 2012, and September 30, 2012 were previously published in accordance with IFRS. The financial results for the period ended September 30, 2012 that appear in this press release were prepared in accordance with US GAAP.

Use of Non-GAAP Financial Information
This press release contains certain non-GAAP measures, namely, adjusted EBITDA from continuing operation, or adjusted earnings from continuing operation before interest, income tax, depreciation and amortization. Adjusted EBITDA from continuing operations represents earnings before interest1, income tax, depreciation and amortization, and further eliminates the effect of share-based compensation expense. OTI believes that adjusted EBITDA from continuing operations should be considered in evaluating the company's operations since it provides a clearer indication of OTI’s operating results. This measure should be considered in addition to results prepared in accordance with US GAAP, but should not be considered a substitute for the US GAAP results. The non-GAAP measures included in this press release have been reconciled to the US GAAP results in the tables below.

1 “Financial expenses”

About OTI
On Track Innovations Ltd. (OTI) is a leader in contactless and NFC applications based on its extensive patent and IP portfolio. OTI's field-proven innovations have been deployed around the world to address NFC and cashless payment solutions, petroleum payment and management, cashless parking fee collection systems and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances. Visit the website: www.otiglobal.com, the content of it does not form a part of this press release.

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release.  Forward-looking statements include statements regarding the timing of closing, receipt of consideration and amounts of consideration from the sale of the SmartID division to SuperCom, if such transaction is closed at all, future reduction of operating expenses, total shipments of NFC solutions and future pipeline and growth opportunities. Forward-looking statements could be impacted by the effects of the protracted evaluation and validation periods in the U.S. and other markets for contactless payment cards, market acceptance of new and existing products and our ability to execute production on orders, as well as other risks and uncertainties, including those discussed in the “Risk Factors” section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2012, and in subsequent filings with the Securities and Exchange Commission. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
Scott Liolios or Matt Glover
Liolios Group, Inc.
949 574 3860
otiv@liolios.com

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	September 30	December 31
	2013	2012
	(Unaudited)	(Audited)
Assets

Current assets
Cash and cash equivalents	$7,038	$9,304
Short-term investments	2,661	8,712
Trade receivables (net of allowance for doubtful
accounts of $431 as of September 30, 2013
and December 31, 2012)	5,528	7,516
Other receivables and prepaid expenses	3,575	5,349
Short term restricted deposit for employees benefit	-	2,922
Inventories	5,997	7,049
Assets from discontinued operation - held for sale	415	-

Total current assets	25,214	40,852

Long term restricted deposit for employees benefit	631	1,099

Severance pay deposits	710	836

Property, plant and equipment, net	14,124	13,074

Intangible assets, net	341	656

Goodwill	485	485

Total Assets	$41,505	$57,002

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	September 30 2013	December 31 2012
	(Unaudited)	(Audited)
Liabilities and Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$4,379	$7,368
Trade payables	9,301	10,696
Accrued severance pay	-	3,539
Other current liabilities	4,865	10,971
Total current liabilities	18,545	32,574

Long-Term Liabilities
Long-term loans, net of current maturities	3,663	2,224
Accrued severance pay	1,880	2,032
Deferred tax liability	-	53
Total long-term liabilities	5,543	4,309

Total Liabilities	24,088	36,883

Equity
Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized –
50,000,000 shares as of September 30, 2013 and
December 31, 2012; issued: 33,873,796 and 32,938,011
shares as of September 30, 2013 and December 31, 2012,
respectively; outstanding: 32,695,097 and 31,759,312 shares
as of September 30, 2013 and December 31, 2012, respectively	845	820
Additional paid-in capital	211,734	210,853
Treasury shares at cost - 1,178,699 shares as of September 30,
2013 and December 31, 2012.	(2,000)	(2,000)
Accumulated other comprehensive income (loss)	(50)	36
Accumulated deficit	(192,661)	(189,131)
Total Shareholder’s equity	17,868	20,578
Non-controlling interest	(451)	(459)

Total Equity	17,417	20,119

Total Liabilities and Equity	$41,505	$57,002

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Nine months ended September 30		Three months ended September 30
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Sales	$14,259	$12,835	$5,605	$4,119
Licensing and transaction fees	3,375	3,672	1,163	1,198

Total revenues	17,634	16,507	6,768	5,317

Cost of revenues
Cost of sales	9,458	8,879	3,619	2,470
Total cost of revenues	9,458	8,879	3,619	2,470

Gross profit	8,176	7,628	3,149	2,847
Operating expenses
Research and development	3,674	4,498	1,341	1,546
Selling and marketing	5,652	6,835	2,059	2,165
General and administrative	5,986	6,540	1,625	1,768
Other operating income	(4,307)	-	(4,307)	-
Amortization of intangible assets	68	72	15	28

Total operating expenses	11,073	17,945	733	5,507

Operating income (loss) from continuing operations	(2,897)	(10,317)	2,416	(2,660)

Financial income (expense), net (*)	(1,109)	(275)	(272)	71

Income (Loss) from continuing operations before taxes on income	(4,006)	(10,592)	2,144	(2,589)

Taxes on income	(1)	(2)	(1)	(2)

Net income (loss) from continuing operations	(4,007)	(10,594)	2,143	(2,591)
Net income (loss) from discontinued operations	486	1,158	(320)	578

Net income (loss)	(3,521)	(9,436)	1,823	(2,013)

Net loss (income) attributable to noncontrolling interest	(9)	58	(73)	22
Net loss (income) attributable to shareholders	$(3,530)	$(9,378)	$1,750	$(1,991)

Basic and diluted net profit (loss) attributable to
shareholders per ordinary share
From continuing operations	$(0.12)	$(0.33)	$0.06	$(0.08)
From discontinued operations	$0.01	$0.04	$(0.01)	$0.02
	$(0.11)	$(0.29)	$0.05	$(0.06)
Weighted average number of ordinary shares used in computing basic net profit (loss) per ordinary share	32,574,280	32,120,021	32,787,077	32,221,618
Weighted average number of ordinary shares used in computing diluted net profit (loss) per ordinary share	32,574,280	32,120,021	33,804,074	32,221,618

(*) includes in nine months ended September 30 2013, $722 finance expenses resulted from exchange rate differentials.

ON TRACK INNOVATIONS LTD.
UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENT
The following tables reflect selected On Track Innovations Ltd., non-GAAP results reconciled to GAAP results:
(In thousands, except share and per share data)

	Nine months ended September 30		Three months ended September 30
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income (loss) from continuing operations	$(4,007)	$(10,594)	$2,143	$(2,591)

Financial expenses	1,109	275	272	(71)
Depreciation	1,113	938	439	310
Taxes on income	1	2	1	2
Amortization expenses	68	72	15	28
Total EBITDA from continuing operations	$(1,716)	$(9,307)	$2,870	$(2,322)

Stock based compensation	$219	$651	$107	$80
Total ADJUSTED EBITDA from continuing operations	$(1,497)	$(8,656)	$2,977	$(2,242)

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

	Nine months ended September 30
	2013	2012
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(4,007)	$(10,594)
Adjustments required to reconcile net loss to
net cash used in operating activities:
Stock-based compensation related to options and shares issued
to employees and others	219	651
Amortization of intangible assets	68	72
Depreciation	1,113	938
Loss on sale of fixed assets	79	-
loss from disposal of a subsidiary	189	-

Changes in operating assets and liabilities:
Accrued severance pay, net	(2,991)	893
Accrued interest and linkage differences	(106)	23
Decrease in deferred tax liability	(7)	(9)
Decrease in trade receivables, net	1,912	3,923
Decrease (Increase) in other receivables and prepaid expenses	1,127	(412)
Decrease in inventories	605	256
Decrease in trade payables	(1,178)	(619)
Decrease in other current liabilities	(6,036)	(464)
Net cash used in continuing operating activities	(9,013)	(5,342)

Cash flows from investing activities

Purchase of property and equipment	(2,699)	(630)
Purchase of short term investments and long term restricted deposit	(325)	(8,066)
Acquisition of business operations	-	(100)
Proceeds from restricted deposit for employee benefit	3,390	-
Proceeds from maturity and sale of short term investments	6,447	13,184
Proceeds from sale of fixed assets	168	-
Net cash provided by investing activities	6,981	4,388

Cash flows from financing activities
Increase (decrease) in short-term bank credit, net	(2,131)	1,824
Proceeds from long-term bank loans	2,794	290
Repayment of long-term bank loans	(2,198)	(2,850)
Proceeds from exercise of options and warrants, net	647	9
Net cash used in financing activities	(888)	(727)

Cash flows from discontinued operations
Net cash provided by discontinued operating activities	678	1,485
Total net cash provided by discontinued operations	678	1,485

Effect of exchange rate changes on cash	(24)	176

Decrease in cash and cash equivalents	(2,266)	(20)
Cash and cash equivalents at the beginning of the period	9,304	12,517

Cash and cash equivalents at the end of the period	$7,038	$12,497